UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 1 )*

Harvard Bioscience, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
416906105
(CUSIP Number)
Kerry Nelson
c/o Skystone Advisors LLC
Two International Place, 18th Floor
Boston, MA 02110
(617) 603-2081
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 12, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Introduction

This statement amends the Schedule 13D (the “Schedule 13D”) filed on November 27, 2007 by Skystone Advisors LLC (“Skystone LLC”), HSO Limited Partnership (“HSO LP”) and Kerry Nelson (collectively the “Reporting Persons”) with respect to shares of Common Stock, par value $0.01 per share (the “Shares”) of Harvard Bioscience, Inc. (the “Issuer”). Capitalized terms used but not defined herein have the meaning set forth in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

1.	Item 4 is hereby amended to add the following information:
Item 4.	Purpose of Transaction

On December 12, 2007, on behalf of HSO LP and HSE Master Fund (collectively, the “Skystone Funds”), Skystone LLC delivered a letter to the Board of Directors of the Issuer containing the Skystone Funds’ proposal to acquire all of the outstanding Shares of the Issuer not already owned by the Skystone Funds for $5.00 per Share in cash in a negotiated transaction. A copy of this letter is attached as Exhibit B to this statement and is incorporated herein as reference.

2.	Item 7 is hereby amended to add the following information:
Item 7.	Material to Be Filed as Exhibits
A.	Joint Filing Agreement
B.	Letter dated December 12, 2007 from Skystone LLC to the Board of Directors of the Issuer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2007	HSO Limited Partnership By: Skystone Advisors LLC, the Investment Member of the General Partner By: /s/ Kerry Nelson
Kerry Nelson, Managing Member

Dated: December 14, 2007	Skystone Advisors LLC By: /s/ Kerry Nelson
Kerry Nelson, Managing Member

Dated: December 14, 2007	/s/ Kerry Nelson
Kerry Nelson

Exhibit A

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of November 27, 2007, is by and among HSO Limited Partnership, a Cayman Islands limited partnership, Skystone Advisors LLC, a Delaware limited liability company, and Kerry Nelson, an individual (the foregoing are collectively referred to herein as the “Skystone Filers”).

Each of the Skystone Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to shares of common stock, par value $0.01 per share, of Harvard Bioscience, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Skystone Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Skystone Filers upon one week’s prior written notice (or such lesser period of notice as the Skystone Filers may mutually agree) to the other parties hereto.

Executed and delivered as of the date first above written.

Dated: November 27, 2007	HSO Limited Partnership By: Skystone Advisors LLC, the Investment Member of the General Partner By: /s/ Kerry Nelson
Kerry Nelson, Managing Member

Dated: November 27, 2007	Skystone Advisors LLC By: /s/ Kerry Nelson
Kerry Nelson, Managing Member

Dated: November 27, 2007	/s/ Kerry Nelson
Kerry Nelson

Exhibit B

LETTER

December 12, 2007

Via Email and Messenger

Board of Directors

Harvard Bioscience, Inc.

84 October Hill Rd.

Holliston, MA 01746

Dear Gentlemen:

Skystone Advisors LLC (“Skystone”) is pleased to submit to the Board of Directors of Harvard Bioscience, Inc. (the “Company”) an offer on behalf of HSO Limited Partnership and HSE Master Fund Limited Partnership (the “Funds) to acquire 100% of the outstanding shares of common stock of the Company not currently owned by the Funds for $5.00 per share in cash in a negotiated transaction. We would consider increasing our offer price after completing due diligence should the Company provide us with additional information demonstrating greater value. We intend to finance the transaction with a combination of equity investment from the Funds and third party financing to be underwritten by an investment bank.

Skystone’s Funds currently own 15.4% of the Company’s shares and have been investors in the Company since September 2005. We have been generally supportive of management during this time and believe in the Company and its strategy to grow organically and through tuck-in acquisitions. However, in order for the Company to begin to realize its potential, we believe the Company needs to execute a plan to roughly double its revenue and pretax profits within the next three years. With single digit organic growth, the Company can only achieve this growth through aggressive accretive acquisitions. Historically and recently, the timing of these tuck-in acquisitions has been inconsistent due to the often lengthy process of buying small privately owned businesses, management bandwidth, and the Company’s capital constraints. We believe there is significant risk to successfully executing the necessary acquisition strategy while simultaneously handling the costs, limitations, and distractions of being a public company.

We believe that our offer presents a superior financial alternative for the Company’s stockholders as it represents a significant premium of 20% over yesterday’s closing sale price of the Company’s common stock and a 25% premium over the closing price immediately prior to the Company’s announcement of a share buyback on December 6th. We believe $5.00 is a full price and represents an attractive opportunity for all shareholders to realize appropriate value for all of their shares during a time when liquidity is decreasing for micro-cap securities, including Harvard Bioscience. We note that marketplace liquidity for the Company’s shares has worsened with average daily trading volumes dropping 17% in the past five months relative to the first half of 2007. In addition, the stock is down 19% year to date despite the Company growing earnings per share 9% year over year. In comparison, the Company’s peer group* has appreciated 31% year to date.

The Company’s announcement on December 6th of a share buyback of up to ten million dollars will only increase the illiquidity problem that already exists. Furthermore, the relatively small size of the buyback will not provide adequate liquidity for shareholders who want to exit the stock. It is a tacit admission that currently management cannot yield a better return for shareholders through more aggressive capital deployment in acquisitions or higher research and development spending.

Consummation of our transaction will be subject to satisfactory completion of our due diligence review, the negotiation and execution of a definitive merger agreement, completion of financing arrangements and other customary conditions for a transaction of this nature in this business. We are confident that, with your cooperation, we will be able to proceed promptly to complete confirmatory due diligence and enter into a definitive merger agreement.

We seek to obtain Board approval for the transaction and believe it would be beneficial to conclude this transaction as expeditiously as possible to avoid unnecessary disruption to the Company’s employees, customers and business. To this end, we are prepared to move forward expeditiously and negotiate all aspects of our offer. In consideration of the substantial resources we are prepared to commit to a possible transaction, we require that the Company provide us with a reasonable exclusivity period to complete our diligence.

We hope that our proposed transaction will be favorably acted upon by the Board, and we look forward to a prompt response to our proposal.

Sincerely,

Kerry Nelson

Managing Member of Skystone Advisors LLC

* Peer group is comprised of life science tools companies including the following by ticker symbol: PKI, TMO, IVGN, MTD, BIO, ABI, WAT, CALP.